Exhibit (a)(5)
HealthpointCapital Partners II, L.P. and BioLok International Inc. Announce Completion of Tender Offer for all
Shares of Common Stock of BioLok
For Immediate Release
NEW YORK, NY — October 25, 2006 — HealthpointCapital Partners II, L.P., its wholly-owned subsidiaries Tumbler Holdings, Inc. and Tumbler Merger Corp., and BioLok International Inc. today jointly announced the expiration and final results of the cash tender offer for any and all of the outstanding shares of BioLok International Inc. Common Stock. The tender offer expired at 12:00 midnight, New York City time, on October 23, 2006.
According to Interwest Transfer Company, Inc., the depositary for the tender offer, as of the expiration date of the tender offer, 14,274,079 shares of Common Stock (including 122,186 shares subject to guaranteed delivery), representing approximately 91.1% of the Common Stock outstanding, had been validly tendered pursuant to the tender offer, all of which were accepted for payment. Each holder who tendered shares of Common Stock on or before the expiration date will receive $2.15 in cash per share of Common Stock. Darrow Associates, Inc. was the information agent for the tender offer. Capitalink, L.C. acted as financial advisor to BioLok International Inc. in the transaction.
About HealthpointCapital Partners II, L.P.
HealthpointCapital Partners II, L.P. is an affiliate of HealthpointCapital, LLC, which is a values-driven, research-based private equity firm exclusively focused on the orthopedic and dental device businesses.
About BioLok International Inc.
BioLok International Inc. (OTCBB: BLLI) is merging cell biology and technology to develop and market products for the dental implant and tissue regeneration markets. BioLok is the worldwide manufacturer and distributor of the BioLok Precision Dental Implant System. BioLok offers a superior line of dental implants that incorporate many patented features and are synonymous with quality, fit of components, leading edge technology and design, and ease of use. Additional information is available on BioLok’s website at http://www.biolok.com.
For further information
HealthpointCapital Partners II, L.P.
505 Park Avenue, 12th Floor
New York, New York, 10022
Telephone: (212) 935-7780
Mortimer Berkowitz III
President and Managing Director
HealthpointCapital, LLC
E-mail: tberkowitz@healthpointcapital.com
John Chopack, Jr.
Director
HealthpointCapital, LLC
E-mail: jchopack@healthpointcapital.com
BioLok International Inc.
368 S. Military Trail
Deerfield Beach, FL 33442
Telephone: (954) 698-9998
Bruce L. Hollander
President and Chief Executive Officer
E-mail: blh@biolok.com